Vansanity

Balance Sheet

As of December 31, 2020

	TOTAL
ASSETS	
Current Assets	
Bank Accounts	
103 Vansanity Checking Account (0450)	989,185.14
103.1 SVB Money Market	11,787.58
103.2 FRB Checking	1,000.00
Total Bank Accounts	**$1,001,972.72**
Other Current Assets	
120 Amt Due From Vansanity Medical Services, Inc	17,492.96
163 Uncategorized Asset	547.46
206 Inventory	0.00
206 Inventory Asset	0.00
Total Other Current Assets	**$18,040.42**
Total Current Assets	**$1,020,013.14**
Fixed Assets	
163 Fixed Asset Furniture	600.31
163 Machines and furniture	335,900.77
163 Machinery & Equipment	
166.1 Depreciation	-55,173.90
Total 163 Machinery & Equipment	**-55,173.90**
Total 163 Machines and furniture	**280,726.87**
Total Fixed Assets	**$281,327.18**
Other Assets	
121 Security Deposits	86,608.65
Total Other Assets	**$86,608.65**
TOTAL ASSETS	**$1,387,948.97**

Vansanity

Balance Sheet

As of December 31, 2020

	TOTAL
LIABILITIES AND EQUITY	
Liabilities	
Current Liabilities	
Accounts Payable	
206 Accounts Payable (A/P)	-3,085.33
Total Accounts Payable	**$ -3,085.33**
Credit Cards	
xxx8247 Credit Card	-559.07
Total Credit Cards	**$ -559.07**
Other Current Liabilities	
233 Loan Payable	38,590.00
Total Other Current Liabilities	**$38,590.00**
Total Current Liabilities	**$34,945.60**
Long-Term Liabilities	
Notes Payable	149,900.00
Total Long-Term Liabilities	**$149,900.00**
Total Liabilities	**$184,845.60**
Equity	
235 Owner's Investment	2,335,634.73
280 Opening Balance Equity	-53.12
280 Owner's Pay & Personal Expenses	-351.25
280 Retained Earnings	-582,842.70
Net Income	-549,284.29
Total Equity	**$1,203,103.37**
TOTAL LIABILITIES AND EQUITY	**$1,387,948.97**